OSISKO GOLD ROYALTIES ANNOUNCES RECORD 2016 GOLD EQUIVALENT OUNCES
AND MONETIZATION OF INVESTMENTS

(Montreal, January 9, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce its preliminary 2016 gold equivalent ounces (“GEOs”) earned and the following update on its portfolio of investments.

Highlights1

  Record 38,270 GEO2s earned in 2016, 25% higher compared to 2015;
  Record revenues for $ 62.7 million in 2016, 38% higher compared to 2015;
  Gain of $15.9 million on sale of equity holdings;
  Generated proceeds of $129.3 million on sale of investments; and
  Cash and cash equivalents of $499.2 million as at December 31, 2016.

Sean Roosen, Chair and Chief Executive Officer, commenting on the 2016 performance noted: “During the past 30 months, we have established Osisko as a leading intermediate royalty company. During 2016, we earned record royalty revenue from our strong asset base, and we continued to position the Company for future growth through our accelerator/incubator project development model. Our strong financial position will allow us to aggressively pursue our growth plan in 2017.”

Full operational and financial results for the fourth quarter and year 2016 will be made available on March 15, 2017.

Record Gold Equivalent Ounces Earned in 20161

The Company’s portfolio of royalties delivered a record number of GEO’s in 2016. The Company received a total of 38,270 GEOs. Solid production at Canadian Malartic and production ramp up at Éléonore were the major contributors to the record GEOs earned by the Company. The Company has earned $4.9 million in dividend income from its investment in Labrador Iron Ore Royalty Corporation.

____________________________________________
1 2016 royalties earned, revenues, cash and cash equivalents and other financial information in this press release are preliminary. Refer to the section “Cautionary Statement Regarding 2016 Royalties Earned, Revenues, Cash and Cash Equivalents and Other Financial Information” of this press release.
2 Gold equivalent ounces earned is a non-IFRS measure and includes net smelter return royalties in gold, silver and cash. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. For 2016, the average per ounce commodity prices were as follows: $1,657 gold (2015:$1,483), $23 silver (2015: $20).

Royalties earned (in GEOs)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2016	2015	2016	2015

Gold	8,726	7,989	37,519	30,126
Silver	114	114	457	422
Cash	124	40	294	40
Total GEOs	8,964	8,143	38,270	30,588

Revenues (C$ million)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2016	2015	2016	2015

Gold	$13.3	$12.5	$61.4	$44.7
Silver	0.2	0.2	0.8	0.6
Cash	0.2	0.1	0.5	0.1
Total	$13.7	$12.8	$62.7	$45.4

Monetization of Equity Investments3

During the fourth quarter, the Company sold certain equity positions in publicly held companies, including the majority of shares held in Labrador Iron Ore Royalty Corporation.

Total 2016 proceeds from the monetization of equity investments amounted to $129.3 million ($116.9 million in fourth quarter). The Company realized a gain of $15.9 million, which will be recorded in other comprehensive income (loss) for the year ended December 31, 2016.

The Company maintains an investment portfolio in publicly held resource companies as part of its accelerator/incubator model. The main holdings include:

  13.6% interest in Osisko Mining Inc.;
  14.2% interest in Falco Resources Ltd.; and
  17.3% interest in Barkerville Gold Mines Ltd.

These companies are pursuing advanced exploration programs and detailed studies to develop new gold projects within the next five years.

The fair value of the investment portfolio as at December 31, 2016 is estimated at $221.7 million.

Financial Position2

As at December 31, 2016, the Company’s cash and cash equivalents amounted to approximately $499.2 million compared to $258.5 million as at December 31, 2015.

____________________________________________
3 2016 royalties earned, revenues, cash and cash equivalents and other financial information in this press release are preliminary. Refer to the section “Cautionary Statement Regarding 2016 Royalties Earned, Revenues, Cash and Cash Equivalents and Other Financial Information” of this press release.

Furthermore, the Company has access to up to $200.0 million in cash under its revolving credit facility to acquire royalties and metal revenue streams.

Normal Course Issuer Bid

The Company continuously seeks out ways to support the value of its common shares in the market place.

On October 17, 2016, Osisko announced that the TSX has approved the Company’s notice of intention to make a normal course issuer bid (the “NCIB Program”). Under the terms of the NCIB Program, Osisko may acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX.

As of January 9, 2017, the Company had purchased 150,000 common shares under the NCIB program.

Notice of Q4 and full year 2016 Results and Conference Call

Osisko announces that its fourth quarter and full year 2016 financial results will be released after market on March 15, 2017 followed by a conference call on March 16 at 11:00am EDT.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 2:00pm EDT on March 16, 2017 until 11:59 pm EDT on March 23, 2017 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 49630837.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $499.2 million at December 31, 2016 and has distributed $26.6 million in dividends to its shareholders during the past eight consecutive quarters. The Company also owns a portfolio of publicly held resource companies, including a 13.6% interest in Osisko Mining Inc., 14.2% in Falco Resources Ltd, and 17.3% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko and any decision to acquire shares under the NCIB program. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest ; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Cautionary Statement Regarding 2016 Royalties Earned, Revenues, Cash and Cash Equivalents and Other Financial Information

Osisko cautions that, whether or not expressly stated, all figures contained in this press release including royalties earned, revenues, cash and cash equivalents and other financial information are unaudited and preliminary, therefore reflect Osisko’s expected 2016 results as of the date of this press release. Actual reported fourth quarter and 2016 results are subject to management’s final review as well as audit by the Company’s independent accounting firm and may vary from those expectations because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. Osisko will provide additional discussion and analysis and other important information about its 2016 results and financial position when it reports actual results on March 15, 2017.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com